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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32224

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Kentucky Securities CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

State National Bank Building Suite 400
(No. and Street)

Frankfort (City) Kentucky (State) 40601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Frederick Kramer 502-875-4611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles T. Mitchell Co.
(Name – *if individual, state last, first, middle name*)

PO Box 698 (Address) Frankfort (City) Kentucky (State) 40602 (Zip Code)

Section
NOV 26 2008
Washington, DC

CHECK ONE:

XXX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frederick Kramer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Kentucky Securities, as of November 10, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Financial Officer
Title

Cynthia G Clevis Commission expires September 7, 2009
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. Not required
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Not required
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not required
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Not required

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST KENTUCKY SECURITIES CORPORATION

AUDITED FINANCIAL STATEMENTS

For Years Ended September 30, 2008 and 2007

TABLE OF CONTENTS

CTM
Charles T. Mitchell Co. LLP
Certified Public Accountants

William G. Johnson, Jr., C.P.A.
James Clouse, C.P.A.
Bernadette Smith, C.P.A.
Kim Field, C.P.A.
Greg Miklavcic, C.P.A.
Don C. Giles, C.P.A., Consultant

INDEPENDENT AUDITOR'S REPORT

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have audited the accompanying statements of financial condition of the First Kentucky Securities Corporation (a Kentucky Corporation) as of September 30, 2008 and 2007 and the related statements of income, equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the First Kentucky Securities Corporation as of September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Charles T. Mitchell Co.

November 22, 2008

201 West Main Street, Frankfort, Kentucky 40601 | P.O. Box 698, Frankfort, Kentucky 40602-0698
(502) 227-7395 | Fax (502) 227-8005 | www.ctmcpa.com

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2008 AND 2007

	2008	2007
ASSETS		
Current Assets		
Cash	$ 155,482	$ 180,410
Accounts Receivable-Employees		12,720
Accounts Receivable-Trade	150,937	82,131
Interest Receivable	5,847	2,634
Inventory	1,537,785	373,620
Prepaid Expenses	-	1,280
Total Current Assets	1,850,051	652,795
Property and Equipment-Net	1,473	4,291
Other Assets		
Deferred Tax Assets	5,105	42,375
Insurance-Cash Surrender Value	16,657	14,995
Investment in Subsidiary	100	100
Total Other Assets	21,862	57,470
TOTAL ASSETS	$ 1,873,386	$ 714,556
LIABILITIES AND EQUITY		
LIABILITIES		
Accounts Payable	$ 12,898	$ 10,150
Notes Payable	1,250,065	165,690
Payroll and Withholdings Payable	36,215	39,800
Total Liabilities	1,299,178	215,640
EQUITY		
Common Stock-$500 Par Value, Authorized 200 and 200 Shares; Issued and Outstanding 150 in 2008 and 2007, respectively	75,000	75,000
Additional Paid in Capital	134,376	134,376
Retained Earnings	373,332	298,040
Less: Treasury Stock-$500 Par Value 17 Shares Redeemed in 2008 and 2007, respectively	(8,500)	(8,500)
Total Equity	574,208	498,916
TOTAL LIABILITIES AND EQUITY	$ 1,873,386	$ 714,556

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF INCOME
FOR YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
REVENUE		
Advisory Fees	$ 84,440	$ 163,673
Commissions	1,728,058	1,605,312
Consulting Fees	15,075	
Fiscal Agent Fees-Net	211,755	217,236
Handling Fees	4,974	12,548
Interest	16,177	27,456
Joint Account Fees	1,466	(477)
Managed Account Fees-Net	774,075	708,212
Miscellaneous	120,062	85,370
Private Placement Fees		500
Trading Account Fees	180,601	88,790
Underwriting - Net	32,076	16,715
Total Revenue	3,168,759	2,925,335
EXPENSES		
Advertising	17,851	32,139
Bank Charges	1,113	1,178
Benefits	68,405	109,855
Charge Offs	564	2,730
Clearing Fees	148,400	148,226
Commissions	8,598	
Contract Labor	105,236	79,846
Depreciation	2,818	11,331
Donations	300	2,625
Dues and Subscriptions	9,606	9,188
Equipment Rent, Repair and Maintenance	9,713	8,796
Information Systems	107,422	84,297
Insurance	11,607	15,522
Interest	12,099	23,447
Leases	38,366	36,732
Miscellaneous	32,201	16,205
Office Supplies and Expense	27,897	28,807
Payroll Taxes	91,517	70,808
Petty Cash	400	1,000
Postage and Shipping	12,731	12,377
Professional Fees	18,871	10,667
Promotion	13,217	
Regulatory Fees	16,930	20,971
Rent	91,680	88,669
Retirement	33,782	19,350
Salaries and Commissions	465,557	497,171
Salaries and Commissions-Officers	1,492,026	1,350,753
Taxes and Licenses	7,523	3,109
Telephone	45,214	51,733
Training	750	1,110
Travel and Entertainment	29,082	15,787
Utilities	1,721	2,156
Total Expenses	2,923,197	2,756,585
Net Income Before Income Taxes	245,562	168,750
Income Taxes	37,270	
Net Income	$ 208,292	$ 168,750

The accompanying notes are an integral part of these financial statements.

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF EQUITY
FOR YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	Common Stock		Additional Paid in	Treasury Stock		Retained
	Shares	Amount	Capital	Shares	Amount	Earnings
Balances October 1, 2006	$ 150	$ 75,000	$ 134,376	(17)	$ (8,500)	$ 139,266
Dividends Paid						$ (9,976)
Net Income						168,750
Balances September 30, 2007	150	75,000	134,376	(17)	(8,500)	298,040
Dividends Paid						$ (133,000)
Net Income						208,292
Balances September 30, 2008	$ 150	$ 75,000	$ 134,376	$ (17)	$ (8,500)	$ 373,332

The accompanying notes are an integral part of these financial statements

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE STATEMENTS OF CASH FLOW
FOR YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 208,292	$ 168,750
Adjustments to Reconcile Net Income to Net Cash Provided/(Used) by Operating Activities:		
Depreciation	2,818	11,331
Changes in Assets and Liabilities:		
(Increase)/Decrease in Accounts Receivable	(56,086)	15,308
Decrease in Deferred Assets	37,270	
(Increase) in Insurance Surrender Cash Value	(1,662)	(1,554)
(Increase) in Interest Receivable	(3,213)	(1,394)
(Increase) in Inventory	(1,164,165)	(54,225)
Decrease in Prepaid Expenses	1,280	3,256
Increase/(Decrease) in Accounts Payable	2,748	(38,435)
(Decrease)/Increase in Payroll and Withholdings Payable	(3,585)	8,907
Total Adjustments	(1,184,595)	(56,806)
Net Cash (Used)/Provided by Operating Activities	(976,303)	111,944
CASH FLOWS FROM FINANCING ACTIVITIES:		
Notes Payable	1,084,375	(20,811)
Dividends Paid	(133,000)	(9,976)
Total Financing Activities	951,375	(30,787)
Net (Decrease)/Increase in Cash	(24,928)	81,157
Cash-Beginning of Year	180,410	99,253
Cash-End of Year	$ 155,482	$ 180,410
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year For:		
Interest	$ 12,099	$ 23,447

The accompanying notes are an integral part of these financial statements

ENTITY

First Kentucky Securities Corporation is a full service broker/dealer. The Company specializes in providing financial advisory services to public entities and the trading and underwriting of Kentucky tax free municipal bonds.

BASIS OF ACCOUNTING

The Company's securities transactions and the related profit or loss are recorded on a trade date basis, except that transactions are not recognized until pricing is established. All other income is recognized when earned. All expenses are recognized when incurred.

NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Corporation is required to maintain a minimum net capital as defined under such provisions. The Corporation makes and files the required net capital calculations as necessary. Net capital and aggregate indebtedness at September 30, 2008 and 2007 are shown on page 11 of this report.

CORPORATE INCOME TAX/DEFERRED TAXES

For year ended September 30, 2008 and 2007 the Corporation has reported no federal income tax liability. State income tax liability for September 30, 2008 and 2007 was $175 and $175, respectively. Deferred tax assets of $13,750 and $42,375 for September 2008 and 2007 was recognized. Recognition of change in the deferred tax asset will incur as necessary through future results of operations. Unused tax benefits will begin to expire in 2016.

A permanent accounting difference between book and taxable income exists because of tax-exempt bond interest and non-deductible expenses. Tax income and book income are reconciled as follows:

	Federal		State	
	2008	2007	2008	2007
Net Income Per Books	$ 208,292	$ 168,750	$ 208,292	$ 168,750
Non Deductible Taxable Items	(193,775)	(148,065)	(193,775)	(147,942)
Tax Exempt Bond Interest	(14,517)	(25,293)	(14,517)	(25,293)
Depreciation Difference Between Book and Tax		4,608		4,485
Income per Tax Return	$	$	$	$

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost and depreciated over their estimated useful lives in accordance with straight line depreciation method. The cost, accumulated depreciation and net book value of property and equipment are scheduled below by classification. Depreciation expense for the fiscal years ended September 30, 2008 and 2007 was $2,818 and $11,331, respectively.

	Cost		Accumulated Depreciation		Net Book Value	
	2008	2007	2008	2007	2008	2007
Office Equipment	$ 25,663	$ 25,663	$ 24,589	$ 22,037	$ 1,074	$ 3,626
Furniture and Fixtures	2,257	2,257	2,257	2,257		
Lease Improvements	1,385	1,385	986	720	399	665
Totals	$ 29,305	$ 29,305	$ 27,832	$ 25,014	$ 1,473	$ 4,291

INVENTORY

Schedule below is security inventory as of September 30, 2008 and 2007, respectively.

	2008	2007
Barclays Bank PLC	$	$ 16,250
Fayette County Schools 4.25% Maturing 04/01/21 $15,000		14,850
Kentucky State Property and Buildings 4.50% Maturing 09/01/12 $10,000		10,105
Kentucky Housing Corp 4.25% Maturing 01/01/17 $75,000		74,625
Kentucky Housing Corp 4.20% Maturing 07/01/16 $5,000		4,975
Kentucky Housing Corp 4.85% Maturing 07/01/34 $10,000		9,880
Washington County Justice Center 4.00% Maturing 10/01/17 $25,000		24,875
Washington County Justice Center 4.00% Maturing 10/01/21 $10,000		9,617
Kentucky State Property and Buildings 4.15% Maturing 03/01/22 $100,000		99,167
Kentucky Asset/Liability 4.30% Maturing 09/01/09 $100,00		99,313
Kentucky Housing Corp 4.10% Maturing 01/01/11 $10,000		9,963
Fifth Third Trust-Preferred Stock 46 Shares	421	
Kentucky State Property and Buildings 3.20% Maturing 03/01/09 $15,000	15,097	
Kentucky State Property and Buldings 4.00% Maturing 10/01/18 $20,000	18,920	
Jefferson County Alliant Health System 5.00% Maturing 10/01/13 $5,000	5,032	
Williamstown Kentucky Utility System 4.20% Maturing 06/01/14 $25,000	24,810	
Kentucky Economic Development Finance Authority 5.95% Maturing 10/01/17 $5,000	5,599	
Fort Thomas Kentucky Independent School District 5.25% Maturing 04/01/20 $5,000	5,085	
Louisville Kentucky Parking Authority 5.00% Maturing 12/01/20 $5,000	5,002	

	2008	2007
Northern Kentucky Water District 4.125% Maturing 02/01/23 $100,000	84,826	
Knox County Kentucky School District 4.375% Maturing 12/01/24 $10,000	9,755	
Kentucky Housing Corp 4.70% Maturing 07/01/25 $20,000	17,189	
Boyle County Kentucky Centre Project 4.625% Maturing 06/01/26 $235,000	207,874	
Gallatin County Kentucky School District 3.00% Maturing 08/01/13 $45,000	44,001	
Gallatin County Kentucky School District 3.45% Maturing 08/01/17 $100,000	94,431	
Gallatin County Kentucky School District 2.50% Maturing 08/01/10 $95,000	94,795	
Gallatin County Kentucky School District 2.50% Maturing 08/01/11 $95,000	93,894	
Gallatin County Kentucky School District 2.75% Maturing 08/01/12 $100,000	98,137	
Gallatin County Kentucky School District 3.00% Maturing 08/01/14 $100,000	96,534	
Gallatin County Kentucky School District 3.10% Maturing 08/01/15 $105,000	100,539	
Gallatin County Kentucky School District 3.25% Maturing 08/01/16 $110,000	104,963	
Gallatin County Kentucky School District 3.65% Maturing 08/01/18 $430,000	410,881	
Totals	$ 1,537,785	$ 373,620

Securities inventory is adjusted to market value. Any difference is reported as unrealized gain or loss.

NOTES PAYABLE

	2008	2007
Funds on brokerage margin account at RBC Dain. The interest rate is 6.00%.	$ 1,250,065	
Funds on brokerage margin account at RBC Dain. The interest rate is 6.50%.		$ 165,690

The loans are secured by securities, which are held in inventory. Interest expense for the fiscal years ended September 30, 2008 and 2007 totaled $12,099 and $23,447, respectively. We were unable to confirm with a third party the Company's September 30, 2008 debt margin balance of $1,308,610; nor were we able to satisfy ourselves about the debt margin carrying value by other auditing procedures.

ESTIMATES

The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ACCOUNTS RECEIVABLE

The management of First Kentucky Securities considers accounts receivable to be fully collectible. Accordingly, no allowance for doubtful accounts is required. If the accounts receivable become uncollectible they will be charged to operations when that determination is made.

PENSION PLAN

First Kentucky Securities has established a Simple IRA Plan. Employee contributions are through payroll deductions. Contributions by employees and employer are limited to amounts permitted by current tax laws. Pension plan activity is not part of this audit, but audited under a separate cover. Pension plan expense for September 30, 2008 and 2007 was $33,782 and $19,350, respectively.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand deposits, and investments with original maturities of three months or less.

INSURANCE – CASH SURRENDER VALUE

For September 30, 2008 and 2007, an insurance policy carried on the life of one officer had a cash surrender value of $16,657 and $14,995, respectively. The beneficiary of the policy is the Company.

COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, sick days, and personal days, depending on job classifications, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid.

TREASURY STOCK

The company holds 17 shares of stock in treasury as of September 30, 2008 and 2007, respectively. The transaction is reported on the statement of financial condition at $500 par value per share and as a deduction from equity. The cost of the treasury stock is $8,500 as of September 30, 2008 and 2007 respectively.

INVESTMENT IN SUBSIDIARY

First Kentucky Securities has formed a subsidiary entitled First Credit Advisors. The subsidiary was formed for the purpose of providing consulting/advisory work to institutional portfolios. First Kentucky Securities owns 100% of the subsidiary stock. Since First Kentucky Securities has the ability to exercise significant influence over operating and financial policies of First Credit Advisors, the investment is accounted for under the equity method. Under the equity method net earnings of the First Credit Advisors is included in the activity of First Kentucky Securities. Because First Kentucky Securities uses the equity method, all intercompany accounts and transactions have been eliminated.

EMBEZZLEMENT

The Bookkeeper embezzled approximately $61,000 over a 38 month period ending June 2008. The employee was bonded. The Company is proceeding to recover the stolen funds and to minimize loss. The recovery will be reported in the year received.

CTM
Charles T. Mitchell Co. LLP
Certified Public Accountants

William G. Johnson, Jr., C.P.A.
James Clouse, C.P.A.
Bernadette Smith, C.P.A.
Kim Field, C.P.A.
Greg Miklavcic, C.P.A.
Don C. Giles, C.P.A., Consultant

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

Our report on our audits of the basic financial statements of First Kentucky Securities Corporation for 2008 and 2007 appears on page 1. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles T. Mitchell Co.

November 22, 2008

201 West Main Street, Frankfort, Kentucky 40601 | P.O. Box 698, Frankfort, Kentucky 40602-0698
(502) 227-7395 | Fax (502) 227-8005 | www.ctmcpa.com

SCHEDULE I

FIRST KENTUCKY SECURITIES CORPORATION
COMPARATIVE COMPUTATION OF NET CAPITAL UNDER 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2008 AND 2007

	2008	2007
NET CAPITAL		
Equity	$ 574,208	$ 498,916
Deductions and/or Charges		
Non Allowable Assets		
Accounts Receivable - Employees		12,720
Deferred Assets	5,105	42,375
Property and Equipment-Net	1,473	4,291
Total Deductions	6,578	59,386
Net Capital Before Percentage Reductions	567,630	439,530
Pursuant to Rule 15c3-1		
Reduction of Securities Held in Inventory	(78,068)	(22,505)
Net Capital	$ 489,562	$ 417,025
AGGREGATE INDEBTEDNESS		
Accounts Payable and Payroll	$ 49,113	$ 49,950
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 100,000	$ 100,000
Excess Net Capital	$ 389,562	$ 317,025
Ratio of Aggregate Indebtedness to Net Capital	.10 to 1	.12 to 1
RECONCILIATION WITH COMPANY CALCULATION		
Net Capital as Reported in Focus Report	$ 400,162	$ 378,836
Audit Adjustments to Account Balance	89,400	38,189
Net Capital (Above)	$ 489,562	$ 417,025

See auditor's report on supplementary information.

FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO POSSESSION OR CONTROL
REQUIREMENTS UNDER SEC RULE 15c3-3
For Fiscal Years Ended September 30, 2008 and 2007

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2008 and 2007 and have submitted our report thereon dated November 10, 2008. As part of this examination, we conducted a study and evaluation of the corporation's accounting system and system of internal control as required by Rule 17a-5 of the Securities and Exchange Act and by generally accepted auditing standards. The report on internal control is included on page 14 of our annual audit.

Our examination and study also included a review and evaluation of the procedures for compliance with the possession and control requirements of SEC Rule 15c3-3. In our opinion, the corporation has complied with the possession and control requirements of SEC Rule 15c3-3. In addition, the corporation has formal procedures insuring proper compliance and reporting of security transactions, pursuant to SEC Rule 15c3-3, for all transactions in the corporation's possession or under corporate control.

Charles T. Mitchell Co.

Charles T. Mitchell Co.

SCHEDULE III
FIRST KENTUCKY SECURITIES CORPORATION
INFORMATION RELATED TO SUBORDINATE LIABILITIES
REQUIRED BY RULE 17-A-5
For Fiscal Years Ended September 30, 2008 and 2007

STATEMENT OF CHANGES IN SUBORDINATE LIABILITIES	2008	2007
Subordinated Liabilities at Beginning of Year	$ 0	$ 0
Increase in Liabilities	0	0
Decrease in Liabilities	0	0
Subordinated Liabilities at End of Year	$ 0	$ 0

ee auditor's report on supplementary information.

Charles T. Mitchell Co. LLP
Certified Public Accountants

William G. Johnson, Jr., C.P.A.
James Clouse, C.P.A.
Bernadette Smith, C.P.A.
Kim Field, C.P.A.
Greg Miklavcic, C.P.A.
Don C. Giles, C.P.A., Consultant

STUDY AND EVALUATION OF INTERNAL CONTROL

To the Shareholders
First Kentucky Securities Corporation
Frankfort, Kentucky

We have examined the financial statements of First Kentucky Securities Corporation as of September 30, 2008 and 2007 and have submitted our report thereon dated November 18, 2008. As part of this examination, we conducted a study and evaluation of the corporation's accounting system of internal control, to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 which contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under these standards and that Rule, the purpose of such evaluation is to establish a basis for reliance thereon in determining the nature, timing and extend of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for purposes of this report under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transaction or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the fiscal years ended September 30, 2008 and 2007, was made for the purpose set forth above and would not necessarily disclose all weaknesses in the system. Weaknesses were noted and communicated to management in a separate letter.

Charles T. Mitchell Co.

November 22, 2008

END

201 West Main Street, Frankfort, Kentucky 40601 | P.O. Box 698, Frankfort, Kentucky 40602-0698
(502) 227-7395 | Fax (502) 227-8005 | www.ctmcpa.com